PNC Absolute Return Master Fund LLC
PNC Alternative Strategies Master Fund LLC
PNC Long-Short Master Fund LLC
PNC Absolute Return Fund LLC
PNC Alternative Strategies Fund LLC
PNC Long-Short Fund LLC
PNC Absolute Return TEDI Fund LLC
PNC Alternative Strategies TEDI Fund LLC
PNC Long-Short TEDI Fund LLC
DEFERRED COMPENSATION PLAN
          1. Eligibility. Each Director of the Boards of Directors (each a “Board,” and collectively, the “Boards”) of PNC Absolute Return Master Fund LLC, PNC Alternative Strategies Master Fund LLC, PNC Long-Short Master Fund LLC; PNC Absolute Return Fund LLC, PNC Alternative Strategies Fund LLC, PNC Long-Short Fund LLC; PNC Absolute Return TEDI Fund LLC, PNC Alternative Strategies TEDI Fund LLC, PNC Long-Short TEDI Fund LLC (each, a “Fund” and collectively, the “Funds”) shall be eligible to participate in the Deferred Compensation Plan (the “Plan”).
          2. Terms of Participation.
               (a) A Director may elect to participate in the Plan by signing a Deferred Compensation Agreement (the “Agreement”) in the form attached hereto and incorporated by reference herein. A Director’s participation shall commence on January 1 of the calendar year immediately following the year in which the Director executes the Agreement, except that when a Director executes an Agreement within 30 days of the Plan’s initial effective date or within 30 days of first becoming eligible to participate in the Plan, participation shall commence with respect to services to be performed subsequent to the date of the Agreement.
               (b) Participation in the Plan shall continue until the Director furnishes written notice to the Funds that the Director terminates his/her participation in the Plan or until such time as the Funds terminate the Plan pursuant to Section 6 below. Termination by a Director shall be made by written notice delivered or mailed to the Secretary of the Funds (or his/her delegate) no later than December 31 of the calendar year preceding the calendar year in which such termination is to take effect.
               (c) A Director who has terminated his/her participation may subsequently elect to participate in the Plan by executing a new Agreement in accordance with subsection (a) above.
               (d) A Director may alter the amount of deferral for any future calendar year, and/or elect a different method by which he/she will receive amounts deferred for future calendar years, if the Director and the Funds enter into a new Agreement on or before December 31 of the calendar year preceding the calendar year for which the new Agreement is to take effect. For each new Agreement that changes the method of receipt of deferred amounts, a new record account (the “Deferred Compensation Account” or “Account”) will be established for the Director.
     3. Deferred Compensation Account. While a Director participates in the Plan pursuant to an Agreement, all deferred compensation payable by the Funds for the Director’s services shall be credited to the Director’s Deferred Compensation Account under the applicable Agreement. A Director shall allocate amounts in his/her Account(s) among the investment options available under the Plan by submitting a written request to the Secretary (or his/her delegate) on such form as may be required by the Secretary prior to the date deferrals are scheduled to begin. The Boards shall specify from time to time the investment options available under the Plan. The Director may request that the investment allocation of his/her Account, including past as well as future deferrals, be changed by submitting a written request to the Secretary (or his/her delegate) on such form as may be required by the Secretary, or by telephoning the Secretary (or his/her delegate). Any such change shall be made as of the end of a calendar quarter at least thirty (30) days before the end of such a quarter. However, in no event will the Funds be required actually to invest amounts in the investment options elected by a Director. Such changes shall become effective as soon as administratively feasible after the Secretary (or his/her delegate) receives such request.
     The Director’s Account(s) will be credited with any income, gains, and losses that would have been realized if amounts equal to the deferred amounts had been invested in accordance with the Director’s allocation election on the date such deferred amounts were credited to the Director’s Account(s). For this purpose, any amounts that would have been received, had amounts been invested as described above, from a chosen investment option shall, be treated as if reinvested in that option on the date such amounts would have been received.
     4. Distribution. As of January 31 of the year following the year in which the Director dies, retires, resigns, becomes disabled or otherwise ceases to be a member of the Boards, the total amount credited to the Director’s Account under the applicable Agreement shall be distributed to the Director (or upon death, to the designated beneficiary) in accordance with one of the alternatives set forth below:
               (i) one single-sum payment; or
               (ii) any number of annual installments (as calculated in the following paragraph) for a period of two to 15 years. Installments shall be paid annually as of January 31 until the balance in the Director’s Account is exhausted.
          Selection of an alternative shall be made at the time the Director executes the Agreement. Except as provided in the following paragraph, the amount of each installment payment, other than the final payment, shall be equal to 1/n multiplied by the balance in the Director’s Account as of the previous December 31, where “n” equals the number of payments yet to be made. The final payment will equal the balance in the Director’s Account as of the final January 31 payment date, and such payment shall be made as soon as practicable after such date. Any change to a previously selected payment date or any payment date elected pursuant to a new deferred compensation must be for at least five (5) years in accordance with regulations under Section 409A of the Internal Revenue Code. For example, if payments are to be made in 10 annual installments commencing on January 31, 2011, the first payment shall be equal to 1/10th of the December 31, 2010 balance in the Account, the following year’s payment would be equal to 1/9th of the December 31, 2011 balance, etc.
          If the balance in the Director’s Account as of the date of the first scheduled payment is less than $2,000, the Funds shall instead pay such amount in a single sum as of that date. Further, the Director may not select a period of time that will cause an annual payment to be less than $1,000. Notwithstanding the foregoing, in the event the Director ceases to be a Director of the Funds and becomes a proprietor, officer, partner, or employee of, or otherwise becomes affiliated with, any business or entity that is in competition with the Funds, or becomes employed by any governmental agency having jurisdiction over the affairs of the Funds, the Funds reserve the right at the sole discretion of the Boards to make an immediate single-sum payment to the Director in an amount equal to the balance in the Director’s Account at that time.
          Notwithstanding the preceding two paragraphs, the Funds may at any time make a single-sum payment to the Director (or surviving beneficiary) equal to a part or all of the balance in the Director’s Account upon a showing of an unforeseeable (i.e., unanticipated) financial emergency caused by an event beyond the control of the Director (or surviving beneficiary) which would result in severe financial hardship to the Director (or surviving beneficiary) if such payment were not made as such unforeseeable emergency is defined by Section 409A of the Internal Revenue Code and applicable regulations thereunder. The determination of whether such emergency exists shall be made at the sole discretion of the Boards (with the Director requesting the payment not participating in the discussion or the decision). The amount of the payment shall be limited to the amount necessary to meet the financial emergency, and any remaining balance in the Director’s Account shall thereafter be paid at the time and in the manner otherwise set forth in this Section.
          If there is no beneficiary designation in effect at the Director’s death or the designated beneficiary is dead at the Director’s death, any amounts in the Director’s Account shall be paid in a single sum to the Director’s estate. If the designated beneficiary dies after beginning to receive installment payments, any amounts payable from the Director’s Account shall be paid in a single sum to the beneficiary’s estate at the beneficiary’s death.
          5. Designation of Beneficiary. A Director may designate in writing any person or legal entity as his/her beneficiary to receive any amounts payable from his/her Account(s) upon his/her death. If the Director should die without effectively designating a surviving beneficiary, the beneficiary shall be the estate.
          6. Amendment and Termination of the Plan. The Funds reserve the right to amend or terminate the Plan by Board resolution. A written notice of any such amendment or termination shall be delivered or mailed to each participating Director no later than December 31 of the calendar year preceding the calendar year in which the amendment or termination is to take effect. The balance in the Director’s Account(s) shall remain subject to the provisions of the Plan and distribution will not be accelerated because of the termination of the Plan.

          7. Non-Assignability. The right of the Director or any other person to receive payments under this Plan or any Agreement hereunder shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Director or any beneficiary.
          8. Miscellaneous.
               (a) No Funding. The Funds shall not be required to fund or secure in any way its obligations hereunder. Nothing in the Plan or in any Agreement hereunder and no action taken pursuant to the provisions of the Plan or of any Agreement hereunder shall be construed to create a trust or a fiduciary relationship of any kind. Payments under the Plan and any Agreement hereunder shall be made when due from the general assets of the Funds. Neither a Director nor his/her designated beneficiary shall acquire any interest in such assets by virtue of the Plan or any Agreement hereunder. This Plan constitutes a mere promise by the Funds to make payments in the future, and to the extent that a Director or his/her designated beneficiary acquires a right to receive any payment from the Funds under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Funds. The Funds intend for this Plan to be unfunded for tax purposes and for the purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended.
               (b) Interpretation. The Boards shall have full power and authority to interpret, construe, and administer this Plan and any Agreement hereunder and its interpretation and construction thereof, and actions hereunder, including any valuation of the Director’s Account(s), or the amount or recipients of the payment to be made therefrom, shall be binding and conclusive on all persons for all purposes. The Boards shall not be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan and any Agreement hereunder unless attributable to its own willful misconduct or lack of good faith.
               (c) Withholding. To the extent required by law, the Funds shall withhold federal or state income or employment taxes from any payments under the Plan or any Agreement hereunder and shall furnish the Director (or beneficiary) and the applicable governmental agency or agencies with such reports, statements or information as may be required in connection with such payments.
               (d) Incapacity of Payee. If the Boards shall find that any person to whom any payment is payable under this Plan or any Agreement hereunder is unable to care for his/her affairs because of illness or accident, or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a parent, or a brother or sister, or to any person deemed by the Boards to have incurred expense for the person who is otherwise entitled to payment, in such manner and proportions as the Boards may determine. Any such payment shall serve to discharge the liability of the Funds under this Agreement to make payment to the person who is otherwise entitled to payment.

               (e) Expenses. All expenses incurred in administering this Plan and any Agreement hereunder shall be paid by the Funds.
               (f) No Additional Rights. Nothing in this Plan or any Agreement hereunder shall be construed as conferring any right on the part of the Director to be or remain a Director of the Funds or to receive any particular amount of Director’s fees.
               (g) Binding Nature. This Plan and any Agreement hereunder shall be binding upon, and inure to the benefit of, the Funds, their successors and assigns, and each Director and his/her heirs, executors, administrators, and legal representatives.
               (h) Governing Law. This Plan and any Agreement hereunder shall be governed by and construed under the laws of the State of Delaware.
               (i) Effective Date. This Plan shall be effective as of January 1, 2010.

Date: February 19, 2010	Adopted by the
Boards of Directors of
PNC Absolute Return Master Fund LLC
PNC Alternative Strategies Master Fund LLC
PNC Long-Short Master Fund LLC
PNC Absolute Return Fund LLC
PNC Alternative Strategies Fund LLC
PNC Long-Short Fund LLC
PNC Absolute Return TEDI Fund LLC
PNC Alternative Strategies TEDI Fund LLC
PNC Long-Short TEDI Fund LLC